

May 5, 2011

Mr. Kurt Adzema
Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 34089

  Re: **Finisar Corporation**
    Form 10-K for the fiscal year ended April 30, 2010
    Filed July 1, 2010
    File No. 000-27999

Dear Mr. Adzema:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief